Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 30, 2005 _______________________
CONECTIV SAVINGS AND INVESTMENT PLAN (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)

CONECTIV SAVINGS AND INVESTMENT PLAN Financial Statements and Supplemental Schedules December 30, 2005 and 2004

CONECTIV SAVINGS AND INVESTMENT PLAN Table of Contents
Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 30, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2005	4
Notes to Financial Statements	5 - 9
Additional Information*
Schedule of Assets (Held at End of Year) - Schedule H - Line 4(i)	10

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of the Conectiv Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Conectiv Savings and Investment Plan (the Plan), as of December 30, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, DC June 27, 2006	/s/ Mitchell & Titus LLP
1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Conectiv Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Conectiv Savings and Investment Plan (the "Plan") at December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP Washington, DC June 27, 2006

2

CONECTIV SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits
		As of December 30,
		2005		2004

Investments, at fair value
Registered investment companies:
Baron Asset Fund		$ 3,781,754		$ 3,784,904
T. Rowe Price International Stock Fund		5,664,302		4,106,859
Vanguard 500 Index Fund Investor Shares	*	34,082,394	*	35,075,677
Vanguard Growth and Income Fund Investor Shares	*	82,782,391	*	83,732,479
Vanguard LifeStrategy Growth Fund		6,366,244		5,058,521
Vanguard LifeStrategy Moderate Growth Fund		9,557,254		7,464,466
Vanguard Mid-Cap Index Fund		12,789,648		7,480,354
Vanguard PRIMECAP Fund	*	28,952,254	*	27,281,260
Vanguard Small-Cap Index Fund Investor Shares		7,560,855		5,953,494
Vanguard Total Bond Market Index Fund	*	34,225,548	*	34,470,924
Vanguard Value Index Fund Investor Shares		5,349,980		3,846,238
Vanguard Windsor II Fund Investor Shares		1,827,768		1,875,069
		232,940,392		220,130,245

Vanguard Retirement Savings Trust	*	74,840,483	*	76,775,897
Pepco Holdings, Inc. Common Stock Fund	*	51,153,712	*	46,906,875
Participant Loans		5,828,702		5,783,630
Total investments		364,763,289		349,596,647

Receivables
Employer's contributions		217,169		158,498
Participants' contributions		595,524		557,711
Dividends receivable		375,985		911,284
Total receivables		1,188,678		1,627,493

Net assets available for benefits		$ 365,951,967		$ 351,224,140

* Represents 5% or more of net assets available for benefits. The accompanying notes are an integral part of the financial statements.
3

CONECTIV SAVINGS AND INVESTMENT PLAN Statement of Changes in Net Assets Available for Benefit

Year Ended
December 30, 2005

Additions
Investment income:
Interest and dividend income, investments	$ 10,669,560
Interest income, participant loans	371,514
Net appreciation in fair value of investments	10,156,912
Net investment income	21,197,986

Contributions:
Employer	4,871,081
Participants	13,904,366
Total Contributions	18,775,447

Other Additions	500

Net additions	39,973,933

Deductions
Payment of benefits	25,262,688
Total deductions	25,262,688

Net increase before Transfer to another Plan	14,711,245

Transfer from another Plan	16,582

Net increase	14,727,827

Net assets available for benefits:
Beginning of year	351,224,140
End of year	$ 365,951,967

The accompanying notes are an integral part of the financial statements.
4

CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements
NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee.
Participation

All non-bargaining unit employees of Delmarva Power, Atlantic City Electric, PHI Service Company, and Conectiv Energy Services, wholly owned subsidiaries of Pepco Holdings, Inc. (the "Company") and Local 210-5 Employees are eligible to participate upon hire. All Local 1238 Employees, and Local 1307 Employees are eligible to participate once they have completed a period of service of six months.

Contributions

Effective January 1, 2005, participants could contribute from 1% to 50% of their base pay, not to exceed the maximum allowable under the Internal Revenue Code ("IRC"). For non-bargaining unit employees and local 210-5 employees, the Company provided matching contributions equal to 100% on the first 3% of base pay contributed by the employee and 50% on the next 3% of base pay contributed. For employees who are members of local 1238 or 1307, the Company provided matching contributions equal to 50% up to 5% of the base pay contributed. Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for 2005 was $4,000.

The Company may make its matching contribution, either by contribution of cash to purchase PHI common stock or with newly issued or purchased shares of PHI common stock. Participants may elect to contribute on an after-tax and/or before-tax basis and to invest their contributions among the twelve registered investment company mutual funds, one collective trust and the Pepco Holdings, Inc. Common Stock fund at their discretion. Dividends earned on the PHI common stock invested for the benefit of the participants is reinvested in PHI common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from PHI. Effective January 1, 2005, a Plan provision was eliminated that provided an additional contribution for employees who invested in the PHI stock fund. Additionally, effective January 1, 2005, all limitations on the movement of Company matching funds in the PHI stock fund were eliminated. Specifically, prior to January 1, 2005, employee contributions to the PHI Stock Fund received an additional 15% Company incentive and both the employee contribution and the Company match were frozen in the PHI Stock Fund for 12 months.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and earnings (losses) attributable to the participant's investments. Participant accounts are impacted by expenses charged by funds and disclosed in the Fund prospectus. Also, certain funds charge redemption fees paid by the participant. There are no brokerage fees, commissions or transfer taxes. All other administrative fees are paid by the Plan. Allocations are based on participant account balances, as defined in the Plan document.

5

CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements
Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.
Participant Loans

The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to $50,000 or 50% of their account balance subject to a minimum loan of $1,000, subject to IRS limitations. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Plan Administrator and adjusted monthly. Principal and interest is paid ratably through payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment, unless the loan is for the purchase of a primary residence for which the repayment period is the maximum of 15 years. Loans are secured by a lien on the participant's interest in the Plan.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of the participant's account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Pepco Holdings, Inc. Common Stock Fund may be made in PHI common stock or cash. Distributions cannot be deferred beyond age 70-1/2.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. At the age of 59-1/2, the participant may withdraw any portion of this basic and supplemental contribution amounts.

After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant's account.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

6
CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for investment contracts (See Note 3 - Investment Contracts). Shares of registered investment companies' mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on the Plan's investments.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits
Benefits are recorded when paid.
Contributions
Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions.
NOTE 3 - INVESTMENT CONTRACTS

The Plan invests in guaranteed investment contracts through the Vanguard Retirement Savings Trust (the "Trust"). The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit. The value of these investments are used to derive the unit value of the Trust and are stated at contract value.

7
CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements
NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

	Years ended December 30,

	2005	2004

Pepco Holdings, Inc. Common Stock Fund, at Fair Value	51,153,712	46,906,875

Changes in net assets:
Contributions	$ 5,284,946
Interest and dividend income	211,222
Net appreciation in fair value of investments	1,835,484
Benefits paid to participants	(2,656,101)
Transfers to participant-directed investments	(482,174)
Other	53,460
	$ 4,246,837

NOTE 5 - INVESTMENTS
During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
Registered Investment Companies mutual funds	$ 8,321,428
Common Stock	1,835,484
	$ 10,156,912

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for the Plan assets, therefore transactions in such investments qualify as party-in-interest transactions. In addition, participant loans are related party transactions.

Pepco Holdings, Inc., as the Plan sponsor, is also a related party. Purchases and sales of PHI common stock were made during the year. The amount of PHI common stock included in Investments was $51,153,712 and $46,906,875 at December 30, 2005 and 2004, respectively.

8

CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements
NOTE 7 - PLAN EXPENSES
All administrative expenses incurred in the administration of the Plan are paid by the Company.
NOTE 8 - TAX STATUS

The Internal Revenue Service had determined and informed the Company by letter dated October 9, 2003 that the Plan was qualified under IRC Section 401(a). The Plan has been amended or restated since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 - SUBSEQUENT EVENT

In August 2005, an amendment was approved to merge the four existing PHI Savings Plans into a single Plan with Vanguard as the trustee and recordkeeper. In October 2005, amendments were approved to structure the plans with a single Master Plan and five sub plans (Management, Local 1900, Local 1238, Local 1307, Local 210 and Local 210-5). Further, the amendments 1) redefined the Plan year as a calendar year, January 1 through December 31; 2) provided immediate eligibility to part time employees working more than 20 hours per week; 3) increased contribution maximums to 65% of base salary, pre-tax or after-tax or any combination thereof; 4) allowed matching funds on after tax contributions; 5) added tax delinquencies to the list of hardship causes and removed "other withdrawals" from the hardship rules; 6) increased the maximum number of loans a participant can have from two to four; and 7) allowed for periodic partial post-retirement withdrawals. These amendments became effective January 13, 2006.

Also, in 2005 as part of the integration of all PHI Savings Plans, the Investment Committee approved a new list of investment options. The options include: 1) six (6) age-based target retirement funds; 2) nine (9) core funds including PHI Common Stock Fund and a Stable Value Fund; and, 3) 51 other investment funds available through a mutual fund window. These amendments became effective January 13, 2006.

Effective January 13, 2006, Company matching contributions for Local Union 210-5 participants was changed to 50% up to 6% of the base pay contributed. Additionally, all participants are provided an option to reinvest dividends on PHI Common Stock or to receive those dividends in cash.

9

Additional Information Required for Form 5500

CONECTIV SAVINGS AND INVESTMENT PLAN Schedule H - Line 4(i) Schedule of Assets (Held at End of Year) As of December 30, 2005

Conectiv, Inc. Savings and Investment Plan, EIN 52-2297449, Plan #: 501

Attachment to Form 5500, Schedule H, Line 4(i):

(A)	(B)	(C)	(D)	(E)
	Identity of Issue	Description of Investment	Cost	Current Value

	Baron Asset Fund	Registered Investment Company	$ 3,491,113	$ 3,781,754
	T. Rowe Price International Stock Fund	Registered Investment Company	5,154,022	5,664,302
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	29,834,673	34,082,394
*	Vanguard Growth and Income Fund Investor Shares	Registered Investment Company	65,912,759	82,782,391
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	5,595,286	6,366,244
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	8,697,282	9,557,254
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	10,104,365	12,789,648
*	Vanguard PRIMECAP Fund	Registered Investment Company	24,750,175	28,952,253
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	6,158,739	7,560,855
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	33,941,379	34,225,548
*	Vanguard Value Index Fund Investor Shares	Registered Investment Company	4,715,169	5,349,980
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	1,626,556	1,827,768
*	Vanguard Retirement Savings Trust	Common/Collective Trust	74,840,484	74,840,484
*	Pepco Holdings, Inc. Common Stock Fund	Company Stock Fund	40,636,709	51,153,712
*	Participant Loans	Interest rates of 5.34% - 10.29% and	5,828,702	5,828,702
		maturing in 1 to 5 years		-
Total assets (held at year end)				$364,763,289

*Party in Interest, for which a statutory exemption exists.
10
Exhibits:
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm -Filed herewith.
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm -Filed herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONECTIV SAVINGS AND INVESTMENT PLAN By: /s/ D. R. Wraase Dennis R. Wraase, Chairman Administrative Board
Date: June 27, 2006

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Pepco Holdings, Inc. on Form S-8 (File No. 333-131371) of our report dated June 27, 2006 relating to the statement of net assets available for benefits as of December 30, 2005, and the statement of changes in net assets available for benefits for the year ended December 30, 2005 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 30, 2005, which report appears in the December 30, 2005 annual report on Form 11-K of the Conectiv Savings and Investment Plan.

/s/ Mitchell & Titus LLP
Washington, DC June 27, 2006

Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-131371) of Pepco Holdings, Inc. of our report dated June 27, 2006 relating to the financial statements of the Conectiv Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP Washington, DC June 27, 2006